       As filed with the Securities and Exchange Commission on January 16, 2002
                                                   Registration No. ___________

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                                 PEOPLEPC INC.
            (Exact name of Registrant as specified in its charter)

                               -----------------

               Delaware                               13-4048510
     (State or other jurisdiction                  (I.R.S. Employer
   ofincorporation or organization)             Identification Number)

                          100 Pine Street, Suite 1100
                            San Francisco, CA 94111
                                (415) 732-4400
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               -----------------

                                  Nick Grouf
                            Chief Executive Officer
                                 PeoplePC Inc.
                          100 Pine Street, Suite 1100
                            San Francisco, CA 94111
                                (415) 732-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                                  Copies to:
                            Mark A. Bertelsen, Esq.
                             Don S. Williams, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300

                               -----------------

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------

                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                                Proposed       Proposed
                                                                Maximum        Maximum      Amount of
         Title of Each Class of              Amount to be    Offering Price   Aggregate    Registration
       Securities to be Registered            Registered     Per Share (1)  Offering Price     Fee
-------------------------------------------------------------------------------------------------------
Common Stock, par value $0.0001 per share 509,381,788 shares     $0.16      $81,501,086.08  $19,478.76
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee and computed pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of the Common Stock on January 15, 2002 as reported on the Nasdaq National Market.

                               -----------------

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  PROSPECTUS

                 SUBJECT TO COMPLETION, DATED JANUARY 16, 2002


                              509,381,788 Shares

                                 PEOPLEPC INC.

                                 Common Stock

                               -----------------

   This prospectus is part of a registration statement that we filed with the SEC using the "shelf" registration process. It relates to the public offering of up to 509,381,788 shares of our common stock. Of such shares, 40,206,206 shares were issued to some of the selling stockholders pursuant to private financings in April 2000, October 1999 and May 1999. We will issue up to 469,175,582 shares to some of the selling stockholders upon the conversion of the preferred stock issued pursuant to a private financing in December 2001 and/or upon the exercise of options granted pursuant to a put option transaction in May 2001.

   The selling stockholders may sell these shares from time to time, including in underwritten public offerings, on the over-the-counter market in regular brokerage transactions, to or through brokers or dealers who may act as principal or agent or in privately negotiated transactions. The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement.

   For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of Distribution" on page
16. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

   Our common stock is listed on the Nasdaq National Market under the symbol "PEOP." On January 15, 2002, the last sale price of our common stock was $0.16 per share.

   The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               -----------------

THIS OFFERING INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                       Prospectus dated January   , 2002

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
   WHERE YOU CAN FIND MORE INFORMATION..................................   2

   THE COMPANY..........................................................   3

   RECENT EVENTS........................................................   3

   FORWARD-LOOKING STATEMENTS...........................................   3

   RISK FACTORS.........................................................   4

   USE OF PROCEEDS......................................................  13

   SELLING STOCKHOLDERS.................................................  13

   PLAN OF DISTRIBUTION.................................................  16

   LEGAL MATTERS........................................................  18

   EXPERTS..............................................................  18

                               -----------------

   You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

   The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

   You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

                      WHERE YOU CAN FIND MORE INFORMATION

  . GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or the "SEC." In addition, we have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

  . STOCK MARKET. The common stock is traded on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

  . INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

   We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:

  . Our Annual Report on Form 10-K405 for the fiscal year ended December 31, 2000 filed on April 2, 2001.

  . Our Quarterly Report on Form 10-Q for the fiscal quarters ended September 30, 2001 filed on November 14, 2001, June 30, 2001 filed on August 14, 2001, and March 31, 2001 filed on May 15, 2001.

  .  Our Definitive Proxy Statement on Schedule 14A filed on April 30, 2001.

  .  Our Current Reports on Form 8-K filed on July 25, 2001 and July 24, 2001.

  . The description of our common stock contained in our Registration Statement on Form 8-A filed on August 9, 2000 pursuant to Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

   You may request free copies of these filings by writing or telephoning us at the following address:

                                 PeoplePC Inc.
                          100 Pine Street, Suite 1100
                            San Francisco, CA 94111
                           Telephone: (415) 732-4400

                                  THE COMPANY

   We were incorporated in March 1999 as a Delaware corporation. Our executive offices are located at 100 Pine Street, Suite 1100, San Francisco, CA 94111, and our telephone number is (415) 732-4400.

                                 RECENT EVENTS

   On December 17, 2001 we closed a $21.9 million private placement of 4,375,000 shares of Series B Preferred Stock. An existing stockholder, SOFTBANK Capital Partners LP, led the investor group in the financing round. Each share of the Series B Preferred Stock will convert automatically into 100 shares of our common stock if our stockholders approve this issuance of common stock. The price of the Series B Preferred Stock was $5.00 per share. Stockholders holding a majority of the outstanding common shares have agreed to vote their shares to approve the issuance of the common stock upon conversion of the Series B Preferred Stock. Upon conversion, holders of the Series B Preferred Stock will own approximately 87% of our outstanding stock.

   In December 2001, we entered into a new long-term relationship with a major telecommunications company. Under this agreement, we received $2 million during fiscal 2000 and will receive approximately $3 million in incentive payments during fiscal 2002. The future minimum annual commitments for the 6 years after December 31, 2001 are $5 million, $3 million, $8 million, $8 million, $8 million and $9 million.

                          FORWARD-LOOKING STATEMENTS

   This prospectus and the document incorporated into this prospectus by reference contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. Statements that are not based on historical facts, which can be identified by the use of such words as "likely," "will," "suggests," "target," "may," "would," "could," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict," and similar expressions and their variants, are forward-looking. Such statements reflect the judgment of the Company as of the date of this prospectus and they involve many risks and uncertainties, such as those described below and those contained in "Risk Factors." These factors could cause actual results to differ materially from those predicted in any forward-looking statements and they include, but are not limited to, our ability to enter into new enterprise agreements and expand our membership; our ability to provide consumer financing for the purchase of our products and services; the willingness of third party vendors to provide products and services on acceptable terms; our ability to meet our obligations under enterprise agreements; our ability to contain customer acquisition costs and the costs of providing products and services; our ability to generate revenues from merchant partners; our ability to generate, through operating revenues or through the proceeds of equity or debt financing, sufficient cash to implement our business plan; the timing of acquisition of enterprise program members; our ability to improve pricing, our private label and co-branded ISP business and eliminate acquisition discounts; our ability to generate revenues through our member commerce program and other revenue-generating activities; our expectations regarding the cost of expanding our international operations; and other risks described from time to time in our Securities and Exchange Commission periodic reports and filings.

                                 RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. The risks described below are the risks that we currently believe are material risks. If any of the following risks actually occurs, our business, financial condition or operating results could be seriously harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We may need to raise additional financing to fund our operations.

   In part because of the delay in the roll-out of the Vivendi employee program in the United Kingdom, Germany, and the United States, we do not expect to generate positive cash flow from operations until at least the fourth quarter of 2002, and the timing of our reaching cash flow positive status may be affected by a number of the risk factors described in this prospectus. If our business does not develop as our business plan anticipates, we may be required to raise additional capital in order to fund our operations. Such funds may not be available on acceptable terms, if at all. If we are unable to raise additional funds, we may have to severely curtail or discontinue some or all of our operations.

   In particular, our funding plan depends on the Vivendi employee program rolling out in the United States during the first half of 2002. While we are optimistic that the U.S. Vivendi rollout will occur during this timeframe, the launch of the program depends upon decisions made by Vivendi, and there is no guarantee that the program's schedule will be as we anticipate.

   Potential sources of additional funds may include financing transactions, including the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. The trading price of our common stock and the downturn in the U.S. stock and debt markets, as well as our existing debt leverage and the terms of our outstanding preferred stock, could make it more difficult for us to obtain financing through the issuance of equity or debt securities in the future. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would likely be materially reduced. We may have to sell stock at prices lower than those paid by existing stockholders, and perhaps lower than existing market prices. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. If we issue debt securities to raise funds, the debt would be senior to equity in its claim on assets. The terms of any debt issued could impose restrictions on our operations.

We have a limited operating history.

   Our business prospects are difficult to predict because of our limited operating history, unproven business model and rapidly evolving business strategies and markets. We were incorporated in March 1999 and began doing business in October 1999.

Enterprise connectivity programs are important to our success; our ability to close and execute on such programs is not assured.

   We expect that a significant portion of our future revenues will come from connectivity programs directed at employees and customers of large companies. A company's willingness to undertake a connectivity program may be affected by general economic conditions and by particular business conditions affecting the company. The slowdown in the U.S. economy may cause companies to defer decisions to undertake connectivity programs. Connectivity program deals are complex and the sales cycle is long. In addition, companies may be reluctant to enter into long-term relationships with companies like ours having limited financial resources. Further, the success of a connectivity program depends on satisfactory resolution of contractual issues such as the willingness of a company to subsidize an employee purchase, purchase prices and terms, vendor relationships, financing arrangements, levels of service to be provided, taxation of employee benefits, logistical arrangements and other factors. The execution of a connectivity program is subject to operational risks such as delivery arrangements, supply forecasting, customer care experience, and many other factors. These operational factors affect our costs and the speed with which a program may be implemented. There is no assurance that we will be able to close and execute connectivity programs at the rates and with the results envisioned by our business model.

   The income tax treatment of connectivity programs where enterprises provide computers to their employees on a subsidized basis is uncertain with regard to both the enterprise and its employees and depends on a number of factors. To the extent a program is not tax-free, the entire amount of the subsidy could be considered taxable wages, subject to applicable withholding rules. Our inability to structure an enterprise program that is both tax-free in a particular country and desirable to an enterprise could hinder our ability to enter into new connectivity program agreements, particularly in some countries outside the United States where we are unfamiliar with, and have not operated under, the local tax laws. There is no guarantee that we will be able to find satisfactory solutions everywhere, and we may experience unexpected delays in structuring and implementing our programs. In countries where the tax cost of an employee program is too high, local enterprises may be unwilling to enter into agreements with us.

Our business would be harmed if we are unable to generate anticipated revenues from our private label and co-branded ISP business.

   We expect that an important source of future revenues will be offerings of private label or co-branded Internet Service Provider, or ISP, services through enterprise partners. The private label or co-branded ISP service line of business is a relatively new type of business arrangement. It is not certain that we will be able to conclude significant private label ISP deals with large companies. The speed with which such programs could be implemented is also uncertain. If we are unable to conclude such deals, or the implementation of the programs is delayed, our revenues and operating results will suffer.

Our business would be harmed if we are unable to generate anticipated member commerce and other revenues.

   Our business model assumes that we will derive revenues from member commerce and other revenue-producing activities. The opportunities for generating revenues from Internet advertising and commerce have diminished industry-wide since December 2000. It is not certain that we will be able to generate the member commerce and other revenues envisioned by our business model.

We rely on MBNA to provide consumer financing for sales of computer/service bundles; our business would be harmed if MBNA discontinued providing financing and we could not find a replacement consumer finance vendor.

   Our ability to sell computers bundled with prepaid services depends on our ability to provide a source of consumer financing. MBNA America Bank, N.A. is currently our sole provider of consumer financing. Our agreement may be terminated by either party upon 90 days notice. On December 26, 2001, we received 90-day notice from MBNA that it was electing to terminate our agreement. In the same letter, MBNA indicated that it was interested in discussing continuation of the credit program on different terms. Our consumer computer bundle program sales will suffer if MBNA terminates our current agreement, and we are unable to find alternative financing arrangements.

We rely on Ingram Micro for distribution services for sales of computer/service bundles; our business would be harmed if Ingram Micro stopped providing distribution services and we could not find a replacement distributor.

   We rely on Ingram Micro, Inc. to provide some of our computer products, maintain inventory, process orders, prepare merchandise for shipment and distribute our products to individual consumer customers in a timely and accurate manner. Ingram Micro's failure to supply and fulfill our computer products could reduce our revenues and harm our business. Our agreements with Ingram Micro expired on February 28, 2001. The term of the agreement has not been extended. However, the parties currently continue their business relationship. We work actively with Ingram Micro and third party computer suppliers to identify the types, specifications and prices of the computers that will be offered to our members. Ingram Micro's termination of or failure to renew or otherwise deliver computers under our contract could cause significant delays in our ability to fulfill our customers' orders, and we may not be able to locate another distributor that can provide comparable fulfillment, processing and shipping services in a timely manner, on acceptable commercial terms, if at all.

We rely on OEMS to supply and deliver computers; our business would be harmed if they failed to perform.

   From time to time, we may enter into agreements with computer suppliers providing for the supplier to direct ship to our members. If the supplier is unable or unwilling to supply sufficient numbers of computers to meet our requirements, or fails to ship our orders on a timely basis, our reputation and our revenues may be harmed. In the past, this type of failure on the part of OEMs has caused us to experience problems with shipment of computers and customers have cancelled their memberships and requested refunds.

Our ISP network is built on multiple contractual relationships with wholesale suppliers of ISP service; our success depends on our ability to successfully manage these relationships.

   We rely on UUNET Technologies, Inc., an MCI WorldCom company, Genuity Solutions, Inc., Qwest, Inc., and others to provide Internet access service to our members in the United States. Genuity has recently notified us that it is terminating service in various geographical localities, and we are negotiating with other providers to provide alternative access in these locations. If we are unable to establish such access for most of these locations, our business will be harmed. Our business would be harmed if UUNET, Genuity or any other Internet access provider in the future does not provide our members with reliable Internet access, or terminates service in particular geographical localities not served by other providers. Our business will also be harmed if we are unable to manage these contractual relationships successfully. Finally, wholesale ISP costs comprise an important part of our cost structure. Our business could be harmed if prices in the wholesale ISP market increase.

   Our agreement with UUNET expires in April 2002, but will be renewed for an additional year unless either party provides notice of its intent not to renew 60 days prior to the end of the term. Either party may terminate the agreement at any time for material breach, provided that the other party has a 60-day cure period. Our agreement with Genuity expires in July 2003. Either Genuity or we may terminate the agreement at any time for material breach, provided that the other party is provided a 30-day cure period. Both UUNET and Genuity may suspend performance if their user policies are violated.

We rely on multiple third parties to provide customer service and technical support as well as a hardware warranty covering parts and labor and in-home technical service. If these parties do not provide reliable, high-quality service, and we are unable to satisfactorily replace these services in a reasonable time, our reputation and our business will be harmed.

   We depend on third-party computer suppliers to supply and sometimes ship computers to members. If existing suppliers cannot or will not provide the products we require at commercially reasonable prices and reasonable payment terms and we are not able to find suitable alternative suppliers, our business would be harmed. Moreover, we may not be able to monitor or control effectively the quality of the computers manufactured by our suppliers or the speed and accuracy of their distribution. Low-quality products, slow distribution or similar inadequacies may harm our reputation and brand name, and demand for our products would decline. In addition, we may need to spend money and expend other resources to remedy these problems.

Our business is subject to competition.

   The markets for personal computers, Internet access and other online services are highly competitive. Existing or future competitors may develop or offer products or services that are comparable or superior to ours at a lower price, which could significantly harm our business. We compete for customers with the following types of companies:

  .  providers of online services, such as AOL and MSN;

  . vendors that offer product and services bundles that include a computer, Internet access and customer service in a single offering and provide a multi-year payment plan, such as Gateway;

  . vendors of personal computers that integrate Internet access and service with their products, such as Apple, Compaq, Dell and Gateway; and

  . combinations of computer vendors and Internet service and content providers.

   Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and substantially larger customer bases than we do. In addition, many of our competitors have nationally known brands, well-established relationships and extensive knowledge of the markets in which we compete. Our competitors may be able to use these advantages to expand their offerings more quickly, adapt to new or emerging technologies more quickly, enter commercial relationships to bundle products and services or address consumer needs, devote greater resources to the marketing and sale of their offerings and adopt more aggressive pricing and incentive programs.

Our quarterly operating results are unpredictable resulting in volatility in the trading price of our common stock.

   Our quarterly operating results may vary significantly from quarter to quarter due to a number of factors. Slight variations in the costs of our computer systems, Internet access or our other operating expenses could significantly affect our operating margins in future periods. In addition, because our operating expenses are based on our expectations of future revenues, unexpected quarterly fluctuations in revenue could significantly harm our operating results, particularly if our revenues are lower than anticipated. If our operating results in any future period do not meet the expectations of investors, the price of our common stock could decline. Further, these adverse results could have both short- and long-term effects on our stock price and could affect the long-term viability of our enterprise. Some of the factors that could affect our quarterly and long-term operating results include:

  . our ability to achieve and maintain a low-cost business model and manage the third-party relationships necessary to do so;

  . our ability to generate additional revenues from commerce opportunities with our member base;

  .  the popularity of the computer systems we sell;

  . our key suppliers' ability to manufacture sufficient quantities of the computer systems we offer; and

  . general economic conditions, as well as those specific to the Internet, technology and related industries.

   The foregoing factors are only partially within our control and, in the case of external factors such as general economic conditions and market-specific conditions, are not within our control. Our limited operating history makes it difficult for us to predict trends accurately in our business and to plan our operations accordingly.

We are asking our stockholders to approve a reverse split of the Company's common stock. The effect of a reverse split on the trading price of our common stock is unpredictable.

   Concurrently with the filing of the registration statement that includes this prospectus, we are filing a proxy statement seeking stockholder approval for a reverse split of our common stock in a range of 15 to 20 old shares to 1 new share. This action is being taken in part to meet criteria for listing of our common stock on the Nasdaq National Market. Although a reverse split should theoretically increase the trading price of each share of our common stock while leaving the market capitalization the same, the actual effect on the trading price and the company's market capitalization is unpredictable. In particular, the trading price of our common stock may not retain the proportionately higher value resulting from the split, and if it does not, the ultimate impact of the split would be a lower market capitalization than prior to the split. In addition, if our common stock price drops too much after the split, we will fail to meet the Nasdaq's $3 per share price requirement.

Our business is affected by varying telecommunications infrastructures.

   Our business model depends on our ability to offer our customers a membership that includes Internet access. The telecommunications infrastructure in countries in which we wish to conduct business may make it difficult to provide Internet access as part of an integrated offering. Alternatively, the telecommunications infrastructure in foreign countries may encourage free Internet access, which may result in numerous competitors and decrease the value of our offering to consumers.

Fluctuations in our workforce and management structure could have an adverse effect on our business.

   Fluctuations in our workforce and management structure have placed, and will continue to place, a significant strain on our management systems, infrastructure, resources and planning and management processes. We will not be able to implement our business strategy without an effective planning and management process. In addition, we will not be able to increase revenues or control costs unless we continue to improve our operational, financial and managerial controls and reporting systems and procedures, train and manage our work force and manage multiple relationships with third parties. Some of our senior management have no prior management experience at public companies, and we cannot be sure that we will be able to manage our expansion effectively. On the other hand, we have recently undergone several reductions in force, as we have tailored our workforce to the fluctuating demands of our business. In some cases, these reductions have been accompanied by restructuring of our operations and management. Such reductions in force and restructuring also place a significant strain on our management systems, infrastructure, resources and planning and management processes.

If we lose senior management and key personnel or are unable to attract and retain skilled employees when needed, we may not be able to implement our business strategy.

   Our future success depends on the skills, experience and performance of our senior management and key personnel, particularly of our Chief Executive Officer, Nick Grouf, and our Chief Operating Officer, Daniel Kohler. We must retain these individuals and be able to attract and retain additional key personnel when needed in the future. Competition for individuals with business and technical expertise is high, especially in the San Francisco Bay Area where our operations are located. If we lose key personnel or if we are not able to attract and retain additional personnel when needed, we may be unable to successfully introduce new products and services or otherwise implement our business strategy. We grant stock options as a method of attracting and retaining employees, to motivate performance and to align the interests of management with those of our stockholders.

We need to refresh our products and services as technology changes.

   The personal computer and Internet access markets are both characterized by rapid ongoing technological change, changes in user requirements and preferences and frequent new service introductions involving new processes and technologies and evolving industry standards that could render our existing products and services obsolete. As a result, we must regularly introduce new products and services, including new personal computer configurations and enhanced Internet services, to maintain consumer interest in our products and services. There can be no assurance that the market will accept any new computer products or services that we introduce. In addition, the introduction of new products or services by us or our competitors may adversely affect the sale of, or revenue from, our existing products or services. If we do not have access to new technology in the future, we may not be able to effectively incorporate new technology into our products or deliver new products or features in a timely and cost-effective manner, which could adversely affect demand for our products and services.

Our business may be harmed if the security of our systems is compromised.

   The secure transmission of confidential information over the Internet is essential to maintaining consumer confidence in our business. Any misappropriation of confidential information, whether during the transmission of data or while it is stored on our servers or the servers of merchants participating in our member commerce program, could damage our reputation, expose us to a risk of loss, litigation or liability, and deter people from using the Internet. We currently ask consumers to provide us with registration and other information and we rely on encryption and authentication technology to transmit this confidential information securely. Our computer servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We incur substantial expense to protect against and remedy security breaches and their consequences, but we may not be able to prevent such security breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

Our business may be harmed if our servers are damaged by natural disasters and similar catastrophic events.

   We depend on the efficient and uninterrupted operations of our Web servers and other hardware systems. Most of our Web servers and other hardware systems are not redundant and are located at the facilities of a third party in Sunnyvale, California. Our Web servers and other hardware systems are vulnerable to damage from earthquakes, fire, floods, power loss, telecommunications failures and similar events. If any of these events results in damage to our Web servers or other hardware systems, we may be unable to deliver our services to our customers until the damage is repaired. In such a case, we may lose customers and participating merchants, as well as incur substantial costs in repairing any damage.

Our business may be harmed if we are unable to protect our intellectual property.

   We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to establish and protect our intellectual property. These afford only limited protection. We have filed for U.S. trademark registrations for "PeoplePC" and other trademarks. It is also possible that our competitors or others will adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term PeoplePC or our other trademark applications. Enforcement of trademark rights against unauthorized use, particularly over the Internet and in other countries, may be impractical or impossible.

We may be required to enforce our intellectual property rights in litigation, which may be costly and time-consuming.

   Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that we regard as proprietary, such as technology used to operate our Web site, our content, our trademarks and our domain names. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Further, our operations providers and the merchants participating on our Web site may be engaged in litigation in the future that would require our involvement. We may become subject to claims by third parties that we have infringed their intellectual property rights. We could be involved in these claims even in instances where our connection with the intellectual property in dispute arises only as a licensee from other companies. In addition, third parties may assert lawsuits or claims against us, including those related to product liability, Internet content, privacy, safety and health and employment matters. Litigation is expensive and time consuming regardless of the merits of the claim and could divert management's attention from our business. Moreover, we cannot predict the outcome of any litigation. Lawsuits, claims or proceedings may result in liability to us.

Our business may be harmed if defects occur in the products we sell.

   The design and production of personal computer components is highly complex. We rely on third-party suppliers to provide us with high-quality products. If any of the personal computers or peripherals we distribute contain defective components, we could experience delays in shipment of these products and increased costs. Further, the design of software is highly complex, and software often contains defects that may be undiscovered for long periods of time. If our third-party software providers fail to design effective software, or if defects in the software or in the personal computer products we distribute are discovered after we have shipped our products in volume, our business could be harmed.

Amortization of stock-based compensation will increase future losses.

   For financial reporting purposes, we have determined that the estimated value of common stock was in excess of the exercise price, which exercise price was considered to be the fair market value as of the date of grant, for 23.1 million options issued to employees through September 30, 2001. In connection with the grant of such options, we have recorded net deferred stock-based compensation of $21.7 million during fiscal 1999 and $63.5 million during fiscal 2000. Stock-based compensation expense will decrease our earnings over the period of amortization. Deferred stock-based compensation will be amortized over the vesting period which is generally 48 months from the date of grant. $3.0 million was expensed in the period ended December 31, 1999 and $43.1 million was expensed in the year ended December 31, 2000. We recognized stock-based compensation of $0.4 million and $6.3 million, net of $2.2 million and $10.3 million reversal of stock-based compensation amortized related to unvested shares for terminated employees for three and nine months ended September 30, 2001. We recorded reductions in deferred stock-based compensation relating to terminated employees of $2.7 million and $22.5 million for the three and nine months ended September 30, 2001. As of September 30, 2001, the Company had an aggregate of $9.8 million of deferred stock-based compensation remaining to be amortized.

   The balance is expected to be amortized as follows:

                                                Deferred
                                              Stock-Based
                          Period              Compensation
                          ------              ------------
                     2001.................... $2.2 million
                     2002.................... $5.8 million
                     2003.................... $1.9 million
                     2004 and thereafter..... $0.1 million

   In December 2001, we raised $21.9 million in gross proceeds from the sale of 4,375,000 shares of Series B Preferred Stock. The Series B Preferred Stock will automatically convert into common stock on a 1-to-100 basis upon stockholder approval of the issuance of the common stock. In the fiscal year ended December 31, 2001, we incurred a dividend of $21.9 million as a result of a beneficial conversion feature of preferred stock issued to the investors. This dividend has been calculated as the difference between the price paid by the investors and the closing price of our common stock on the Nasdaq National Market on the day the Series B Preferred Stock financing was announced. This dividend was however limited to the amount of the proceeds received.

Our business could be harmed by unforeseen legal developments or regulation of the Internet.

   The law relating to our Internet business and operations is evolving, and no clear legal precedents have been established. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in electronic commerce, and new state tax regulations may subject us to additional state sales or other taxes. The adoption of any new Internet laws and regulations or the application of existing laws and regulations to the Internet and electronic commerce could decrease the demand for our products and services, increase the cost of doing business or prevent our transaction of business in specific jurisdictions. In addition, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. We could be found in violation of federal, state or foreign civil or criminal law and, even if we could successfully defend such claims, our defense could occupy significant amounts of management's time, harm our business reputation and negatively affect our operating results and financial condition.

We cannot guarantee that an active market will develop for our stock.

   We cannot predict the extent to which an active market for our common stock will develop or how liquid that market will eventually become. Since the initial public offering of our common stock, the volume of our common stock traded on the Nasdaq National Market has decreased to very low levels. Low trading volumes may cause the price of our common stock to fall.

If we fail to maintain our listing on the Nasdaq National Market, the ability to buy or sell our common stock may be materially impaired.

   Our common stock trades on the Nasdaq National Market, or the Nasdaq, which specifies certain requirements for the continued listing of common stock. One of these requirements is that the minimum closing bid price per share not fall below $3 per share for an extended period of time. Our common stock is currently trading well below that level. Another is that the number of shares in the company's public float must exceed 1.1 million, a requirement which we currently meet. In addition, either our market capitalization or our total assets and total revenues must exceed $50.0 million, a requirement which we currently meet.

   On July 9, 2001, the Nasdaq staff informed us that we were not in compliance with Nasdaq's market value of public float requirement, and that we had until October 8, 2001 to come into compliance. In addition, on July 10, 2001, we received a notice from the staff of the Nasdaq that our common stock had failed to maintain the minimum bid price required for continued listing on the Nasdaq.

   On September 27, 2001, the Nasdaq announced that it was implementing an across-the-board moratorium on the requirements for continued listing on the Nasdaq. As a result, the Nasdaq dismissed its proceeding seeking to delist our common stock. Commencing January 2, 2002, the moratorium was lifted and we again became subject to the Nasdaq listing requirements. If we fail to meet those requirements Nasdaq will be able to commence a new proceeding to delist our common stock.

   There can be no assurance that we will meet the appropriate minimum bid price, public float and market capitalization (or total assets and total revenues) requirements after January 2, 2002. If we are not in compliance with these requirements, the Nasdaq may again inform us that we have a specified period of time to come into compliance with its rules, and if we fail to come into compliance our common stock could be delisted from the Nasdaq National Market. In the event our common stock is delisted from the Nasdaq National Market, we may attempt to have our common stock traded on the NASD over-the-counter Bulletin Board. If our common stock is delisted, it would seriously limit the liquidity of our common stock and impair our potential to raise future capital through the sale of our common stock, which could have a material adverse effect on our business. Delisting would also reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they have done historically, and would likely have an adverse effect on the trading price of our common stock. Delisting could also adversely affect our relationships with vendors and customers.

Our stock price has declined and may continue to be depressed and volatile in the future.

   The stock markets in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations. Since the initial public offering of our common stock, our stock price has declined from its initial public offering price of $10.00 per share in August 2000 to $0.16 per share on January 15, 2002. These factors may seriously impact the market price and volatility of our common stock in the future, regardless of our actual operating performance. We may also be sued in a securities class action lawsuit, which could be costly, divert our resources and seriously harm our business.

Our principal stockholders can exercise a controlling influence over our business and affairs.

   As of December 31, 2001, our directors, executive officers and 5% or greater principal stockholders together controlled approximately 94.5% of our common stock, assuming the conversion of all preferred stock purchased by certain of these stockholders on December 17, 2001 and assuming the exercise of any options that these stockholders have the right to exercise within 60 days of December 31, 2001. If these stockholders acted or voted together, they would have the power to elect our directors and to exercise a controlling influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay or prevent a change in control of our company, even when a change may be in the best interests of our stockholders. In addition, the interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to take action or omit to take action, even if doing otherwise would benefit our stockholders as a whole.

Substantial future sales of our common stock in the public market may depress our stock price.

   Our stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the future. As of September 30, 2001, 96,891,356 shares were eligible or will be eligible in the future for sale in the public market, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933. In addition, at the effective time of this registration statement, an additional 509,381,788 shares will be eligible for sale in the public market, assuming the conversion of the outstanding preferred stock and the exercise of the outstanding put options. Sales of a substantial number of shares of our common stock could cause our stock price to fall, especially if the trading volume of our stock remains low. In addition, the sale of these shares in the public market could impair our ability to raise capital through the sale of additional stock.

Our operating results may be affected by exchange rate fluctuation and legal and regulatory requirements in the different countries in which we operate.

   If we are compensated for our services overseas in U.S. dollars, we may need to convert these funds into the local currency in order to pay our employees and certain foreign taxes. Alternatively, if we are compensated for our services in the applicable local currency, we may need to convert that currency into U.S. dollars in order to pay costs that we incur in U.S. dollars and U.S. taxes. In either event, fluctuations in currency exchange rates could adversely affect our revenues and operating margins.

We may incur expenses to comply with foreign laws and our intellectual property may have less protection due to the differing regulatory requirements of countries in which we may conduct business.

   The legal and regulatory requirements of countries in which we may conduct business in the future may differ from those in the United States, particularly in the areas of communications, data-protection privacy, lending, tax and labor laws. As a result, we may incur additional legal expenses to comply with these laws and regulations. In addition, laws relating to the protection and enforcement of intellectual property rights in many countries are not as advanced and offer significantly less protection than those in the United States.

Our charter documents and Delaware law could make it more difficult for a third party to acquire us, and discourage a takeover.

   Provisions of our certificate of incorporation, bylaws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be of benefit to our stockholders.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the common stock by the Selling Stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the Selling Stockholders who offer and sell their shares. See "Selling Stockholders" and "Plan of Distribution" described below.

                             SELLING STOCKHOLDERS

   The following table sets forth the number of shares owned by each of the selling stockholders as of December 31, 2001 and the number of shares owned by each of the selling stockholders that may be offered for sale from time to time by this prospectus. None of the selling stockholders has had a material relationship with us within the past three years other than as described below or as a result of the ownership of the shares or other securities of PeoplePC. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

   The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

   The percentage of beneficial ownership is based on 114,002,422 shares of common stock outstanding as of December 31, 2001.

                                                                    Number of      Shares Beneficially
                                                                   Shares Which           Owned
                                                Shares             May Be Sold      After Offering(2)
-                                            Beneficially        Pursuant to This  -------------------
       Name of Selling Stockholder              Owned             Prospectus(1)     Number     Percent
       ---------------------------           ------------        ----------------   -------    -------
SOFTBANK Capital Partners LP................ 239,850,527(3)(4)     194,382,209(5)  549,980       *
SOFTBANK Capital LP......................... 189,944,471(4)(6)     187,765,539(7)  540,527       *
SOFTBANK Capital Advisors Fund LP...........   3,453,947(4)(8)       3,415,680(9)    9,493       *
Beny Alagem.................................  60,000,000(10)        60,000,000(10)       0       --
@viso Limited...............................  28,341,356(11)        28,341,356(11)       0       --
SOFTBANK Technology Ventures IV LP..........  22,545,036(12)(13)    22,545,036(14)       0       --
SOFTBANK Technology Advisors Fund LP........     431,968(13)(15)       431,968(16)       0       --
David Silfen................................   6,000,000(17)         6,000,000(17)       0       --
CMS Tech Co-Investment Subpartnership.......   5,000,000(18)         5,000,000(18)       0       --
BIB Investment Partners.....................   1,500,000(19)         1,500,000(19)       0       --
TOTAL....................................... 537,423,122           509,381,788
                                             ===========           ===========

--------
  *  Less than 1% of our outstanding common stock.
 (1) This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

 (2) Assumes the exercise of all put options and warrants held by the Selling Stockholders and the sale of all shares which may be sold pursuant to this prospectus.
 (3) Includes 11,605,163 shares held by SOFTBANK Capital Partners LP, over which SOFTBANK Capital Partners LP shares voting and dispositive power as described in footnote 4 hereto. Also includes 179,992,800 shares issuable upon conversion of Series B Preferred Stock held by SOFTBANK Capital Partners LP, over which SOFTBANK Capital Partners LP shares voting and dispositive power as described in footnote 4 hereto. Also includes up to 3,334,226 shares issuable to SOFTBANK Capital Partners LP upon exercise of a warrant to purchase shares of PeoplePC Europe NV Series A Preferred Stock and upon the subsequent exercise of a put option to sell the shares of PeoplePC Europe NV Series A Preferred Stock to the Company in exchange for the Company's common stock; as described in footnote 4 hereto, SOFTBANK Capital Partners LP shares voting and dispositive power over up to the entire amount of the shares, SOFTBANK Capital LP shares voting and dispositive power over up to 1,638,405 shares and SOFTBANK Capital Advisors Fund LP shares voting and dispositive power over up to 28,774 shares. Also includes 44,918,338 shares subject to the Voting Agreement, to which SOFTBANK Capital Partners LP is a party. SOFTBANK Capital Partners LP shares voting power over the 44,918,338 shares; SOFTBANK Capital Partners LP has neither shared nor sole dispositive power over the 44,918,338 shares.
 (4) SOFTBANK Capital Partners LLC is the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP; accordingly, securities beneficially owned by SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP may be regarded as being beneficially owned by SOFTBANK Capital Partners LLC. Securities beneficially owned by SOFTBANK Capital Partners LLC may be regarded as being beneficially owned by SOFTBANK Capital Partners Investment Inc., Mr. Ronald D. Fisher and Mr. Charles R. Lax. In addition, because Mr. Charles R. Lax is a managing director of STV IV LLC, he may be regarded as being the beneficial owner of the securities beneficially owned by STV IV LLC, as described in footnote 13 hereto. SOFTBANK Capital Partners Investment Inc. is a wholly-owned subsidiary of SOFTBANK Holdings Inc.; accordingly, securities beneficially owned by SOFTBANK Capital Partners Investment Inc. may be regarded as being beneficially owned by SOFTBANK Holdings Inc. SOFTBANK Holdings Inc. is a wholly-owned subsidiary of SOFTBANK Corp.; accordingly, securities beneficially owned by SOFTBANK Holdings Inc. may be regarded as being beneficially owned by SOFTBANK Corp. Securities beneficially owned by SOFTBANK Corp. may be regarded as being beneficially owned by Mr. Masayoshi Son, the President and Chief Executive Officer of SOFTBANK Corp. Each of the above persons and entities has shared voting power over the shares of which it may be regarded as being a beneficial owner; each of the above persons and entities has shared dispositive power over the shares of which it may be regarded as being a beneficial owner, except to the extent of the 44,918,338 shares subject to the Voting Agreement. Mr. Ronald D. Fisher serves on our Board of Directors. Mr. Ronald D. Fisher does not hold any options to purchase any shares of our capital stock.
 (5) Includes 179,992,800 shares issuable upon conversion of Series B Preferred Stock. Also includes up to 3,334,226 shares issuable to SOFTBANK Capital Partners LP upon exercise of a warrant to purchase shares of PeoplePC Europe NV Series A Preferred Stock and upon the subsequent exercise of a put option to sell the shares of PeoplePC Europe NV Series A Preferred Stock to the Company in exchange for the Company's common stock. Also includes 11,055,183 shares held that are registrable pursuant to rights granted under a certain Second Amended and Restated Investors Rights Agreement dated May 30, 2001.
 (6) Includes 11,405,666 shares held by SOFTBANK Capital LP, over which SOFTBANK Capital LP shares voting and dispositive power as described in footnote 4 hereto. Also includes 176,900,400 shares issuable upon conversion of Series B Preferred Stock held by SOFTBANK Capital LP, over which SOFTBANK Capital LP shares voting and dispositive power as described in footnote 4 hereto. Also includes up to 1,638,405 shares issuable to SOFTBANK Capital Partners LP upon exercise of a warrant to purchase shares of PeoplePC Europe NV Series A Preferred Stock and upon the subsequent exercise of a put option to sell the shares of PeoplePC Europe NV Series A Preferred Stock to the Company in exchange for the Company's common stock, over which SOFTBANK Capital LP shares and voting dispositive power as described in footnote 4 hereto.

 (7) Includes 176,900,400 shares issuable upon conversion of Series B Preferred Stock. Also includes 10,865,139 shares held that are registrable pursuant to rights granted under a certain Second Amended and Restated Investor Rights Agreement dated May 30, 2001.
 (8) Includes 318,373 shares held by SOFTBANK Capital Advisors Fund LP, over which SOFTBANK Capital Advisors Fund LP shares voting and dispositive power as described in footnote 4 hereto. Also includes 3,106,800 shares issuable upon conversion of Series B Preferred Stock held by SOFTBANK Capital Advisors Fund LP, over which SOFTBANK Capital Advisors Fund LP shares voting and dispositive power as described in footnote 4 hereto. Also includes up to 28,774 shares issuable to SOFTBANK Capital Partners LP upon exercise of a warrant to purchase shares of PeoplePC Europe NV Series A Preferred Stock and upon the subsequent exercise of a put option to sell the shares of PeoplePC Europe NV Series A Preferred Stock to the Company in exchange for the Company's common stock, over which SOFTBANK Capital Advisors Fund LP shares voting and dispositive power as described in footnote 4 hereto.
 (9) Includes 3,106,800 shares issuable upon conversion of Series B Preferred Stock. Also includes 308,880 shares held that are registrable pursuant to rights granted under a certain Second Amended and Restated Investor Rights Agreement dated May 30, 2001.
(10) Includes 60,000,000 shares issuable upon conversion of Series B Preferred Stock.
(11) Under a Put Option Agreement signed on May 30, 2001, @viso Limited, a joint venture owned by SOFTBANK Holding (Europe) Ltd. and Vivendi Universal S.A., is entitled to sell all or a portion of its shares of PeoplePC Europe to us in exchange for PeoplePC stock. Upon exercise of its put option, @viso is entitled to receive up to 28,341,356 shares of PeoplePC common stock.
(12) Includes 17,639,036 shares held by SOFTBANK Technology Ventures IV LP, over which SOFTBANK Technology Ventures IV LP shares voting and dispositive power as described in footnote 13 hereto. Also includes 4,906,000 shares issuable upon conversion of Series B Preferred Stock held by SOFTBANK Technology Ventures IV LP, over which SOFTBANK Technology Ventures IV LP shares voting and dispositive power as described in footnote 13 hereto.
(13) STV IV LLC is the general partner of SOFTBANK Technology Ventures IV LP and SOFTBANK Technology Advisors Fund LP; accordingly, securities owned by SOFTBANK Technology Ventures IV LP or SOFTBANK Technology Advisors Fund LP may be regarded as being beneficially owned by STV IV LLC. Mr. Bradley A. Feld, Mr. Charles R. Lax, Ms. Jo Ann Heidi Roizen, Mr. D. Rex Golding,
     Mr. E. Scott Russell and Mr. Gary E. Rieschel are managing directors of STV IV LLC; accordingly, securities owned by STV IV LLC may be regarded as being beneficially owned by Mr. Bradley A. Feld, Mr. Charles R. Lax, Ms. Jo Ann Heidi Roizen, Mr. D. Rex Golding, Mr. E. Scott Russell and Mr. Gary
     E. Rieschel. In addition, because of Mr. Charles R. Lax's interest in SOFTBANK Capital Partners LLC, Mr. Charles R. Lax may be regarded as being the beneficial owner of the securities beneficially owned by SOFTBANK Capital Partners LLC as described in footnote 4 hereto. Each of the above persons and entities has shared voting and dispositive power over the shares of which it may be regarded as being a beneficial owner. Mr. Bradley A. Feld serves on our Board of Directors. Mr. Bradley A. Feld does not hold any options to purchase any shares of our capital stock.
(14) Includes 4,906,000 shares issuable upon conversion of Series B Preferred Stock. Also includes 17,639,036 shares held that are registrable pursuant to rights granted under a certain Second Amended and Restated Investor Rights Agreement dated May 30, 2001.
(15) Includes 337,968 shares held by SOFTBANK Technology Advisors Fund LP, over which SOFTBANK Technology Advisors Fund LP shares voting and dispositive power as described in footnote 13 hereto. Also includes 94,000 shares issuable upon conversion of Series B Preferred Stock held by SOFTBANK Technology Advisors Fund LP, over which SOFTBANK Technology Advisors Fund LP shares voting and dispositive power as described in footnote 13 hereto.
(16) Includes 94,000 shares issuable upon conversion of Series B Preferred Stock. Also includes 337,968 shares held that are registrable pursuant to rights granted under a certain Second Amended and Restated Investor Rights Agreement dated May 30, 2001.
(17) Includes 6,000,000 shares issuable upon conversion of Series B Preferred Stock.
(18) Includes 5,000,000 shares issuable upon conversion of Series B Preferred Stock.
(19) Includes 1,500,000 shares issuable upon conversion of Series B Preferred Stock.

                             PLAN OF DISTRIBUTION

   We are registering all 509,381,788 shares of common stock (the "Shares") on behalf of the Selling Stockholders. As used in this prospectus, "Selling Stockholders" includes the pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of PeoplePC in making decisions with respect to the timing, manner and size of each sale.

   The Selling Stockholders may sell the Shares in the over-the-counter market or otherwise, at (1) market prices prevailing at the time of sale, (2) prices related to the prevailing market prices or (3) negotiated prices. The Selling Stockholders may sell some or all of their Shares:

  . through a block trade in which a broker-dealer will attempt to sell a block of Shares as agent but may position and resell a portion of the block, as principal, in order to facilitate the transaction;

  .  through broker-dealers who may act as agents or principals;

  . through an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

  .  in privately negotiated transactions;

  . through one or more underwriters on a firm commitment or best-efforts basis;

  .  directly through one or more purchasers;

  .  through agents; or

  .  in any combination of the above.

   In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

  . purchases of the Shares by a broker-dealer and resales of the Shares by the broker-dealer for its account;

  .  ordinary brokerage transactions; or

  .  transactions in which the broker-dealer solicits purchasers.

   At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

   To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

   In connection with the distribution of the Shares, the Selling Stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also:

  . sell our common stock short and redeliver the Shares to close out such short positions;

  . enter into option or other types of transactions that require the Selling Stockholders to deliver the Shares to a broker-dealer, who will then resell or transfer the Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction); or

  . loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

   In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

   The Selling Stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the Selling Stockholders may allow other broker-dealers to participate in resales. However, the Selling Stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as "underwriters" within the meaning of
Section 2(11) of the Securities Act. If the Selling Stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of
Section 153 of the Act, which may include delivery through the facilities of the NASD. We will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

   In connection with the sale of the Shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Shares for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

   Any underwriters, broker-dealers or agents participating in the distribution of the Shares covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act of 1933.

   In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

   At the time a particular offer of Shares is made, if required, a prospectus supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

   The sale of Shares by the Selling Stockholders is subject to compliance by the Selling Stockholders with certain contractual restrictions they have with us. There can be no assurance that the Selling Stockholders will sell all or any of the Shares.

   We have agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. In return, these Selling Stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

   We have agreed with the Selling Stockholders to keep the registration statement, of which this prospectus constitutes a part, effective until such time as there are no outstanding securities that we are required to register under the Registration Rights Agreement. It is anticipated that at such time any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, an investment partnership affiliated with Wilson Sonsini Goodrich & Rosati beneficially owns an aggregate of 42,612 shares of our common stock.

                                    EXPERTS

   The financial statements of PeoplePC Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K405 of PeoplePC Inc. for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

                                                                 Amount To
                                                                 Be Paid by
                                                                 Registrant
                                                                 ----------
     SEC registration fee....................................... $19,478.76
     Legal fees and expenses....................................  25,000.00
     Accounting fees and expenses...............................  16,000.00
     Miscellaneous expenses.....................................   4,521.24
                                                                 ----------
        Total................................................... $65,000.00
                                                                 ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides in relevant part that "[a] corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful". With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that "[a] corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor [by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper."

   The Sixth Article of the Company's Amended and Restated Bylaws provides for the indemnification of directors and officers to the fullest extent permissible under Delaware law and third parties acting on behalf of the Company.

   The Company has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Company's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

   The Company carries officer and director liability insurance with respect to certain matters, including matters arising under the 1933 Securities Act, as amended.

ITEM 16.  EXHIBITS

 Exhibit
 Number                         Description of Document
 ------                         -----------------------
   5.1   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation, regarding the legality of the securities being registered.

  23.1   Consent of PricewaterhouseCoopers LLP, Independent Accountants.

  23.2   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
           (included in Exhibit 5.1).

  24.1   Power of Attorney (which is included on page II-4 herein).

ITEM 17.  UNDERTAKINGS

   The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on January 16, 2002.

                                          PEOPLEPC INC.

                                          By: /s/  NICK GROUF
                                             __________________________________
                                             Nick Grouf
                                             Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Nick Grouf and Michael Glogowsky, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and on his or her behalf to sign, execute and file this registration statement and any or all amendments (including, without limitation, post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and any and all documents required to be filed with respect therewith, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

          Signature                       Title                   Date
          ---------                       -----                   ----

       /s/  NICK GROUF        Chief Executive Officer and   January 16, 2002
-----------------------------   Director (Principal
         Nick Grouf             Executive Officer)

   /s/  MICHAEL GLOGOWSKY     Acting Chief Financial        January 16, 2002
-----------------------------   Officer (Principal
      Michael Glogowsky         Financial and Accounting
                                Officer)

    /s/  BRADLEY A. FELD      Director                      January 16, 2002
-----------------------------
       Bradley A. Feld

----------------------------- Director                      January 16, 2002
      Ronald D. Fisher

      /s/  JOHN SCULLEY       Director                      January 16, 2002
-----------------------------
        John Sculley

----------------------------- Director                      January 16, 2002
        Michael Price

                                 EXHIBIT INDEX

 Exhibit
 Number                         Description of Document
 ------                         -----------------------
   5.1   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
           regarding the legality of the securities being registered.

  23.1   Consent of PricewaterhouseCoopers LLP, Independent Accountants.

  23.2   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
           (included in Exhibit 5.1).

  24.1   Power of Attorney (which is included on page II-4 herein).